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                                  [RECY LETTERHEAD]


                                    March 9, 1998

To The Holders of Recycling Industries, Inc.'s Series G and Series J Common Stock Purchase Warrants:

     Recycling Industries, Inc. (the "Company") is offering to exchange each of the Company's outstanding Series G and Series J Common Stock Purchase Warrants for .2517291 shares of the Company's Common Stock (the "Exchange Offer"). The Board of Directors of the Company believes that the Exchange Offer will reduce the potential overhang to the market for the Company's Common Stock and may enhance the Company's ability to raise additional equity capital.

     For a detailed description of the Exchange Offer, its terms and conditions and the procedures you must follow to participate in the Exchange Offer, please see the enclosed Offering Circular dated March 9, 1998 and the accompanying Letter of Transmittal. Unless extended by the Company, the Exchange Offer will expire on April 8, 1998.

     If you wish to participate in the Exchange Offer, you must complete the Letter of Transmittal and return it, along with your original warrant certificates, to the Exchange Agent, American Securities Transfer and Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513.

     Neither the Company nor the Board of Directors makes any recommendations to any holder whether to tender their Warrants as part of the Exchange Offer. In deciding whether to accept the Exchange Offer, holders of Warrants must rely on their own examination of the Company and the terms of the Exchange Offer, including the merits and risks involved. We look forward to your continued support of the Company.

                                       Sincerely,



                                       Thomas J. Wiens
                                       Chairman and Chief Executive Officer